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                            July 15, 2021

       Andrew McDonald
       Chief Executive Officer
       Lifesci Acquisition II Corp.
       250 W 55th St #3401
       New York, NY 10019

                                                        Re: Lifesci Acquisition
II Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 16,
2021
                                                            CIK No. 0001819113

       Dear Mr. McDonald:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS on Form S-1 filed June 16, 2021

       Prospectus Cover Page, page 1

   1.                                                   Please disclose on the
prospectus cover page that the current LSAQ Public
                                                        Stockholders will own
approximately 6% of the combined company   s outstanding shares
                                                        of common stock, and
that the Science 37 stockholders would own approximately 75.1%
                                                        of the outstanding
common stock of the combined company.
   2. We note that the consideration for the business combination will include converting each Science 37 Warrant
that is outstanding and unexercised into a warrant exercisable to receive common stock.
Please clarify if you are registering these converted warrants and their underlying common
stock in this offering, as your fee table and related notes
                                                        suggest otherwise.
 Andrew McDonald
Lifesci Acquisition II Corp.
July 15, 2021
Page 2
Summary of the Proxy Statement
Redemption Rights, page 21

3.       We note your disclosure on page F-7 that    the Sponsor and Chardan
Healthcare
         Investments LLC have agreed to (i) waive their redemption rights with respect to Founder
         Shares and any Public Shares they may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination.
Please describe any
         consideration provided in exchange for these agreements.
Interests of Certain Persons in the Business Combination, page 22

4. In your disclosure here and on page 86 under the same caption, please revise your disclosure to also include the private warrants that would be cancelled and the value of the warrants. In addition, please augment your disclosure here to clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other
         LSAQ stockholders experience a negative rate of return in the post-business combination company.
Risk Factors, page 28

5. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
6. We note your disclosures on page 82 that "[i]n light of the COVID-19 Pandemic and recent logistical technology developments, the FDA has reiterated its support of decentralized clinical trials" and on page 122 that "[m]uch of the growth in DCTs was catalyzed by the COVID-19 pandemic in early 2020...The U.S. Food and
Drug
         Administration (   FDA   ) and European Medicines Agency (   EMA   )
each issued guidance
         directing sponsors to implement DCT techniques in order to maintain study continuity."
         Please address the risk that the FDA may not continue to promote the use of DCT techniques after the pandemic and its potential effect on Science 37's business, if applicable.
In the event that a significant number of public shares are redeemed, our common stock ..., page
62
FirstName LastNameAndrew McDonald
Comapany
7.          NameLifesci
       Please             Acquisition
               discuss here, as you do II
                                       onCorp.
                                           page 67, the risk that if too many
shareholders redeem
       their shares
July 15, 2021 Page 2it may impact your ability to proceed with the Business Combination.
FirstName LastName
 Andrew McDonald
FirstName  LastNameAndrew
Lifesci Acquisition II Corp. McDonald
Comapany
July       NameLifesci Acquisition II Corp.
     15, 2021
July 15,
Page  3 2021 Page 3
FirstName LastName
Background of the Business Combination, page 78

8.       We note your February 23, 2021 discussion with PWP, and that as a result of the
         discussion LSAQ submitted a revised LOI to PWP that contemplated a $1 billion pre-
         money valuation with no earnouts. Please revise your disclosure to describe the basis for the change in your pre-money valuation.
9. Please expand the disclosure in this section to include a more detailed description of the negotiations which occurred in order to establish the core terms of the business combination, such as the share consideration, including the exchange ratio and earnout
         structure. For example, we note your disclosure that    [o]n February
23, 2021...LSAQ and
         PWP discussed a number of key commercial terms of LSAQ   s proposals,
including
         valuation, concurrent financing size, and earnout structures," and that "[i]n March 21,
         2021, LSAQ emailed a further revised LOI to Science 37, PWP, and Cowen, which included changes to the earnout shares, including an increase in both the quantity of shares issued and the strike prices that would trigger the earnouts, and synchronization of the
         sponsor and Science 37 stockholder lockup periods.    Please address
the substance of the
         parties' multiple conversations and discussions that resulted in the changes to the core terms included in the various drafts of the Merger Agreement and Letters of Intent, as well as any key points of disagreement and how they were resolved. Selected Comparable Public Company Analysis, page 85

10. To provide additional context for investors, please revise your disclosure to disclose the material aspects of the underlying information and analyses used by the Board such as, if applicable, actual (i.e. numbers) financial and market data, and comparable companies analysis (including the names of the companies), so that shareholders can understand how this information supported the Board's recommendation. In this regard, we note your disclosure that "LSAQ then compared selected implied valuations of these comparable companies to the proposed pre-money valuation for Science 37 of $1,000,000,000," and
         that based on that information    the Board determined that the
pre-money valuation of
         Science 37 was fair." However, we do not note a discussion of the implied valuations of the comparable companies.
11. We note that you have provided Science 37's projected sales for 2021 through 2024 which results in a Sales CAGR of 87.1% for 2021-2023. Please provide additional information with respect to the underlying assumptions of Science 37's sales projections so stockholders can evaluate the projections and their reasonableness when making their investment decision. As a related matter, please describe how these projected sales relate to the proposed pre-money valuation for Science 37 of $1,000,000,000. In this regard, we note your disclosure the the Board determined that the pre-money valuation of
         Science 37 was fair, in-part due to the projected sales.
 Andrew McDonald
FirstName  LastNameAndrew
Lifesci Acquisition II Corp. McDonald
Comapany
July       NameLifesci Acquisition II Corp.
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12. None of the factors discussed here appear to pertain to the consideration to be paid as part of the transaction. Explain if the Board took this factor into account in recommending the transaction.
Certain Engagements in Connection with the Business Combination and Related Transactions, page 86

13. Please revise your discussion in this section to address in greater detail the role that the financial advisors played in the transaction negotiations and valuation discussions. Please clarify whether the financial advisors delivered any reports to the Board that were materially related to the transaction. If they did, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4. Interests of Certain Persons in the Business Combination, page 86

14. We note your disclosure that "[p]ursuant to the Sponsor Support Agreement, the Sponsor has agreed, among other things, to amend the agreement relating to the Private Placement
         Warrants held by the Sponsor such that they will represent the right to receive 3,146,453 shares of common stock at the Effective Time." Please discuss the potential dilutive effect to public stockholders, if applicable.
Proposal No. 2 - The Charter Approval Proposal, page 90

15. It appears that this proposal includes three changes from majority to supermajority voting requirements. Please ensure your proxy card will allow shareholders to vote on each material change to the charter separately. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3)
         of Regulation 14A, as well as Question 201.01 of the Compliance and Disclosure
         Interpretations Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context.
Overview, page 117

16. Please provide support for the following statements or characterize them as your beliefs.

                Your statement in the last sentence of the second full paragraph of this section that
              "[i]f a typical drug can get to market three months earlier, it is estimated that between
              $54 million and $720 million of additional revenue can be generated over the life of that drug..."
                Your statement in the last sentence of the third paragraph that "[o]nly about 8% of patients are approached to join a clinical trial because most do not live near a participating research site. About 20% of the patients recruited do not complete the full study. In parallel, only about 5% of providers participate in clinical research due to the high cost and low incentives to house clinical teams or send patients out of their practice for a clinical trial. In the end, approximately 80% of trials experience delays, 94% of them greater than one month, resulting in timelines of 7-13 years to launch drug treatments globally."
 Andrew McDonald
FirstName  LastNameAndrew
Lifesci Acquisition II Corp. McDonald
Comapany
July       NameLifesci Acquisition II Corp.
     15, 2021
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FirstName LastName
                Your statement on page 119 that "Global annual research and development spending has increased from $33.4 billion in 1993 to current annual spending of approximately
              $195 billion, growing at a 4% to 5% compounded annual growth rate."

         With respect to the information you cite, if any reports were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
Disrupting a $195 Billion Total Addressable Market, page 121

17. We note your statement that "Science 37 estimates that its serviceable available market is approximately $60 billion, and expects its serviceable available market to grow at an approximately 6% CAGR over the next five years." Please define and disclose any material assumptions and limitations associated with the estimate underlying the calculation of Science 37's serviceable available market. Information About Science 37, page 128

18. In order to better understand the source of revenue, please disclose the percentage of revenue contributed by each of the three primary product offerings, as well as the number of customers in each product offering. Please also discuss, in an appropriate place in your prospectus, the general type of contracts entered into by customers in such service lines, including material terms such as pricing terms, performance periods, renewal terms and termination provisions.
19. We note that you included months in the "Traditional Trial Workflow" diagram included as Exhibit 1. To ensure comparability, please also consider including months in Exhibit
         2, which includes the diagram for the "Decentralized Trial Workflow" or tell us why you believe such disclosure is not required.
Trusted, Deep Relationships with Science 37's Large and Growing Customer Base:
, page 129

20. We note that Science 37 has "numerous strategic collaborations [that] demonstrate its strong relationships with customers." Please file any material agreements associated with such relationships as exhibits and revise your disclosure to include a description of the material terms of such agreements. In this regard, we also note your disclosure that "[f]or
         the year ended December 31, 2019, four customers     Boehringer
Ingelheim
         International, GmbH (   Boehringer Ingelheim   ), Sanofi US Services
Inc, Otsuka
         Pharmaceutical Development & Commercialization, Inc. and UCB Biopharma SPRL
         individually each represented greater than 10% of revenue."
Exclusive forum for certain lawsuits, page 163

21. We note here your disclosure that the exclusive provision contained in your amended and restated certificate of incorporation will not apply to Exchange Act claims and there will
 Andrew McDonald
FirstName  LastNameAndrew
Lifesci Acquisition II Corp. McDonald
Comapany
July       NameLifesci Acquisition II Corp.
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         be concurrent state and federal jurisdiction for Securities Act claims. However, your risk factor on page 58 states that "the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act." Please revise to ensure consistent disclosure concerning claims filed under the Securities Act. In this regard, we note that
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
2020 Bonuses, page 188

22. Please explain in greater detail how you calculated the annual bonus for each executive officer. Please provide the actual targets and the actual performance of the company or the executive that resulted in the annual bonus. Refer to Item 402(b)(1)(v) of Regulation
         S-K.
Security Ownership of Certain Beneficial Owners and Management, page 199

23. Please revise your tabular disclosure to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by the entities identified in the table. For example, please provide the identity of the natural persons who serve as managers of Foresite Capital Management. For guidance, please refer to Item 403 of Regulation S-K.
Settlement Agreement with Former Executive Officer and Director, page 206

24. Please revise your disclosure to name Noah Craft and Belinda Tan as the parties to the settlement agreement as you did in the financial statements for Science 37.
Certain Relationships And Related Party Transactions, page 207

25. We note references to the section of this proxy statement/prospectus entitled 'Management
             Conflicts of Interest', throughout your registration statement. However, we cannot locate such section in your filing. Please revise as necessary or tell us where you have included this section.

Business Combination Marketing Agreement, page F-14

26.      We note your disclosure here that LSAQ   s IPO underwriter, Ladenburg
Thalmann & Co.
         Inc., provided additional services after your IPO. In an appropriate place in the body of the prospectus, please quantify the aggregate fees payable to Ladenburg Thalman & Co.
         that are contingent on completion of the business combination.
 Andrew McDonald
FirstName  LastNameAndrew
Lifesci Acquisition II Corp. McDonald
Comapany
July       NameLifesci Acquisition II Corp.
     15, 2021
July 15,
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LifeSci Acquisition II Corp.
Notes to Condensed Financial Statements, March 31, 2021
Note 7. Stockholders' Equity, page F-14

27. We note that you account for the private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.
General

28. In an appropriate place discuss the terms of the earnout shares, such as the triggering events.
29. Please revise your disclosure throughout the filing to address the potential impact of redemptions on non-redeeming shareholders and all possible sources and the extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, including:

                the potential impact on the per share value of the shares owned by non-redeeming shareholders by revising your sensitivity analysis to show a range of redemption scenarios, including interim redemption levels. In this regard, we note that you have only included minimum and maximum redemption levels on page 22;
and
                disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. In this regard, we note that it appears that underwriting fees remain constant and are not adjusted based on redemptions.
30. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
 Andrew McDonald
Lifesci Acquisition II Corp.
July 15, 2021
Page 8



       You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez-Molina at 202-551-3792 with any other questions.



FirstName LastNameAndrew McDonald                       Sincerely,
Comapany NameLifesci Acquisition II Corp.
                                                        Division of Corporation
Finance
July 15, 2021 Page 8                                    Office of Trade &
Services
FirstName LastName